Filed by Trustmark Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: BancTrust Financial Group, Inc.
(Commission File No. 000-15423)

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should read statements that contain these words carefully because they discuss our future expectations or state other “forward- looking” information. These forward-looking statements involve a number of risks and uncertainties. Trustmark and BancTrust caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Trustmark and BancTrust, Trustmark’s and BancTrust’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Trustmark’s and BancTrust’s filings with the Securities and Exchange Commission (the “SEC”). These include risks and uncertainties relating to: the ability to obtain the requisite BancTrust shareholder approval; the risk that Trustmark or BancTrust may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of Trustmark’s and BancTrust’s most recent Annual Report on Form 10-K filed with the SEC. Each forward-looking statement speaks only as of the date of the particular statement and neither Trustmark nor BancTrust undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It.

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  In connection with the proposed merger between Trustmark and BancTrust, Trustmark will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of BancTrust and a prospectus of Trustmark. BancTrust shareholders are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  You will be able to obtain a copy of the proxy statement/prospectus, as well as other filings containing information about Trustmark and BancTrust, without charge, at the SEC’s website (http:www.sec.gov). You may also obtain copies of all documents filed with the SEC, without charge, by directing a request to F. Joseph Rein, Jr., Trustmark Corporation, 248 East Capitol Street, Suite 310, Jackson, Mississippi 39201, telephone 601-208-6898 or F. Michael Johnson, BancTrust Financial Group, Inc., 107 St. Francis Street, P.O. Box 3067, Mobile Alabama 36602, telephone 251-431-7813.

Participants in the Merger Solicitation

Trustmark, BancTrust and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from BancTrust shareholders in connection with the proposed transaction.  Information about Trustmark’s directors and executive officers is set forth in its proxy statement for its 2012 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2012, and its Annual Report on Form 10-K for the year ended December 31, 2011, filed on February 27, 2012.  These documents are available free of charge at the SEC’s website at www.sec.gov, or by going to Trustmark’s Investor Relations page on its corporate website at www.trustmark.com.  Information about BancTrust’s directors and executive officers is set forth in its proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2011, and its Annual Report on Form 10-K for the year ended December 31, 2011, filed on April 12, 2012, as amended on April 27, 2012.  These documents are available free of charge at the SEC’s website at www.sec.gov, or by going to BancTrust’s Investor Relations page on its corporate website at www.banktrustonline.com.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus that Trustmark intends to file with the SEC.

Below is a transcript of an Investor Conference Call, which was held on May 29, 2012 and led by both Trustmark Corporation and BancTrust Financial Group, Inc.

Operator:  Good morning, ladies and gentlemen and welcome to the Trustmark and BancTrust merger conference call. At this time all participants are in a listen-only mode. Following the presentation this morning there will be a question and answer session. As a reminder, this call is being recorded. And now, my pleasure to introduce Joey Rein, director of investor relations at Trustmark. Please go ahead.

Joey Rein:  Good morning and thank you. I would like to remind everyone that additional information regarding this transaction is available on the investor relations section of our website at Trustmark.com. During the course of our call this morning we may make forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

We'd like to caution you that these forward looking statements may different materially from actual results due to a number of risks and uncertainties, which are outlined in our press release and our other filings with the Securities and Exchange Commission. At this time I'd like to introduce Jerry Host, president and CEO of Trustmark.

Gerard R. Host:  Thank you, Joey and good morning, everyone. Thank you for joining us on the call to discuss Trustmark's merger with BancTrust. With me today I have Bibb Lamar, the president and CEO of BancTrust; Louis Greer, Trustmark's CFO; Barry Harvey, our chief credit officer; Harris Collier, our general counsel; and Art Stevens, the president of our retail division.

Before I begin the presentation I'd like to ask Bibb if he would care to make a few comments.

W. Bibb Lamar:  I sure would like to, Jerry and also, good morning to everyone. What I'd like to do is tell you all how excited and thrilled we are to become a part of Trustmark. We've known Trustmark for a number of years. I probably go back as far as Frank Day, who is a friend; and Jerry has deep roots in Mobile, having graduated from high school there and also the University of South Alabama; chairman of the board, I believe, Dan Grafton, also graduated from South. So there is a lot of commonality.

We have been in discussions with Trustmark for the better part of a year, probably a little bit over. They have been in our bank on numerous occasions and I feel like they've looked at us inside out, upside down and are very familiar with our people, with our assets, etc. And Jerry I'm sure will make comments on that going forward. One thing I'd like to say, we have a bank down in Florida and that has been a situation that we have been working on for three or four years and I think another advantage of this merger is Trustmark has banked down there and are very familiar with what we have been dealing with.

So I think that's a win-win situation for all of us. Jerry started his career at First National Bank in Mobile that's building BancTrust is headquartered in now. So again, a lot of commonality. That basically is all I want to say right now, but we are looking forward and very impressed with all of you that we've met and look forward to a long relationship.

Gerard R. Host:  Thank you, Bibb. Appreciate your comments and I would echo the feeling that there, from the very beginning, has been a very positive feel between the two organizations as they have worked through a number of due diligence reviews that we have done with the bank. And I'll say about the building that I started my banking career in 30 years ago, it looks much better now that it's just undergone a fabulous renovation. So we're excited about that.

What I'd like to do is cover with you some of the investment highlights relative to this transaction.

We started talking about a year ago -- May, a year ago -- but I actually, two years ago, left Florida after a bankers' convention and for three days traveled every one of BancTrust's markets looking at the towns and the cities they were in and their actual locations and that of their competition. And after completing that trip it was something that suddenly popped up on our radar that if ever the opportunity arose we certainly would be interested. And that speaks very much to this first bullet, that BancTrust is in some very attractive Alabama markets.

And this will be our first entry into Alabama. The rest of their franchise is in the Florida Panhandle, one that we're very familiar with. It will allow us the opportunity to enhance our presence there. They have a fabulous headquarters building in front of Sacred Heart Hospital in Santa Rosa and that will work very well, I think, as a headquarters for the Trustmark Florida regional operations.

Also, this transaction, and I think of significant note, is immediately accretive to operating earnings per share. As Bibb mentioned, we've had a solid look at the loan portfolio. As a matter of fact, we've been in there on three separate occasions over the last year reviewing their loans and I'll cover in a little bit more detail some of the things that we've looked at and the extent which we've looked at them.

We feel like the conversion will be straight forward. BancTrust operates on the Jack Henry system. You'll recall about a year ago we did the Heritage Bank transaction. They were a Jack Henry bank. So our IT people are very refreshed on file layouts and we believe that it will be a seamless transaction for the BancTrust customers. When we finish the transaction we feel as though we'll have significant capital in the event that other opportunities arise; and also the capital that we need to grow loans as the economy improves.

If you take a look at BancTrust you can see that it's a 26-year-old bank holding company, as Bibb mentioned, headquartered in Mobile. It's the third largest bank headquartered in Alabama. I know a number of the people at the bank, because I worked with them 30 years ago. BancTrust is a combination of the two large banks in Mobile -- First National Bank of Mobile and the Merchants National Bank of Mobile who were acquired by AmSouth and Regions.

And a number of both the directors and the officers and management within those two organizations got together and formed BancTrust. Also of note is that the banks that BancTrust and Bibb acquired over the years were well-seasoned, well-positioned banks in their market and you'll see that when we look at market share and breakdown of their community banks a little later on in the presentation.

Many of those banks have a 100-year-old history. So this is an organization that is well seasoned with well-seasoned people. They have very strong and deep relationships with their customers, which is similar to Trustmark. They're not a transaction-oriented bank and we feel that they're very much like our organization. As I mentioned, this transaction will provide Trustmark entry into 15 Alabama markets, including the growing marking of Mobile, Montgomery, the state capitol and Selma, which is between our Meridian operation and the Montgomery operations. It will enhance Trustmark's existing Florida franchise, as I mentioned and I think provide for some synergies there relative to optimizing our branch footprint in the Florida Panhandle.

Now, as you look at the transaction summary you can see that we had a fixed exchange ratio of .125 shares at Trustmark for each common share of BancTrust. This represents a price as of last Friday's market close of the two organizations' stock of $3.08 per BancTrust share.

The overall consideration was just over $55 million. It was done as a tax-free exchange and we anticipate that we will be paying off the preferred stock to the U.S. Treasury, the TARP, and to warrants, which is at $50 million. As I mentioned, the transaction is immediately accretive to operating earnings. The merger consideration, based on the projections that we've put together, is only 5.3 times our projected 2013 earnings for BancTrust. We anticipate those earnings to be somewhere around $20 million.

The book value dilution in the transaction we believe is very manageable with an earn-back calculation of under five years. Cost savings are what we consider a very manageable and achievable 25 percent of BancTrust's core earnings. There are, we believe, very significant revenue enhancements to this transaction. However, we have not assumed any in the modeling that we have done as you look at this $20 million earnings estimate for '13. And we anticipate one-time pre-tax expenses of just under $14 million.

We'll incorporate legal fees, investment banking fees and other expenses associated with the transaction. Once we finish this transaction Trustmark will remain, we believe extremely well capitalized. Our Tier I risk-based capital ratio will be 12.2 percent, which is double the regulatory definition of well capitalized, which is 6 percent. And our tangible common equity to tangible assets will be just about 8 percent at the end of the transaction. We expect that it will close in the early part of the fourth quarter of this year.

I will remind you that it is subject to regulatory approval and the approval of the shareholders of BancTrust. One note I'll make here is that during this process we have worked diligently to keep the regulators informed as to where we are with the transaction and supply them with information as the process evolves. Now, I mentioned that the rationale behind this is a combination of efficiencies, revenue enhancements, bridging the Mississippi market with the Florida Panhandle market.

This map illustrates just how broad a footprint BancTrust has and it's a footprint that is not unfamiliar to us. We currently have $1 billion in mortgage loans that we have made through mortgage brokers in the Alabama market and within their footprint, and that represents about 7,000 customers within their footprint. So there are 7,000 people each month within the BancTrust footprint that write a check to Trustmark to make their mortgage payment and we think this will help us moving forward.

We do believe that with this strong franchise customer base that they have that we will be able to work with BancTrust associates to deliver a broader, more in-depth product suite to their customers; and in doing that will enhance the revenues of the organization. As I mentioned earlier, BancTrust has dominance in many of their markets as you can see in this slide. It is a very meaningful presence in many of these communities and is very well-established.

Let me point out a couple of their markets. First, the Mobile market, which is where they're headquartered, is primarily driven by a variety of industries -- aerospace, logistics -- steel manufacturing, with Thyssenkrupp  having built a multimillion dollar facility there; ship building with the Austal USA facility; and aerospace and engineering. In the Central and South Alabama region you have -- of course, as I mentioned, Montgomery is the state capital, location of state government.

Automotive manufacturing, which includes Mercedes-Benz, the Hyundai Motor manufacturing facility, Kia Motors and that very much compliments the Nissan and Toyota facilities that we have here in Mississippi in terms of our understanding of the impact that those businesses have on our communities. In Florida we're very familiar with the Panhandle and with its primary economic drivers being defense and tourism as well as healthcare. Very familiar with the opportunities there and we're very well-positioned to work with BancTrust and associates to take advantage of that.

Turning to the deposit composition of BancTrust compared with Trustmark, we will work with them in terms of improving the mix. Right now about 46 percent of BancTrust deposits are time deposits. When you compare that with Trustmark that's about 25 percent time, 25 percent non-interest bearing, 30 percent interest bearing. And if you look at the cost of deposits BancTrust versus Trustmark you'll see that there is some room over time to move their costs of deposits closer to Trustmark's cost.

And you do that not only with volume and rate, but also with mix. And we think we can help them achieve that  objective. We'll work to optimize, as I mentioned, the retail distribution network. Florida is the only overlap that we have, but having just completed the Bay Bank transition earlier this year we have Trustmark branches, Bay Bank branches and now BancTrust branches and we feel we can come up with a very workable branch network in that Florida market that will serve all of our joint customers there.

Let me take a minute and talk a little bit about the due diligence process. We have a very comprehensive process that we went through. We provided our board yesterday with a 32-page document that was just an outline of the areas and the specific issues that we looked at in completing our due diligence. It covered not only credit, but compliance, financial and regulatory issues within the company. But if we focus on what we view was the most important issue for us in moving forward with BancTrust we ended up reviewing about 82 percent of the commercial loan portfolio, 20 percent of the consumer portfolio.

And in looking at the non-accrual loans we've looked at almost 100 percent. We can't say 100 percent, but 97 is just about as close as you can get. Our senior lenders and credit administration people visited a significant percentage of both problem loans and ORE sites throughout their footprint. I've spent, with Bibb and their chief credit officer, a total of about five days in Florida and Alabama reviewing some of the key properties and talking through where they were in managing some of the problem loans and disposing of some of the ORE properties.

We feel we have completed a very thorough analysis of the process and of their loan portfolio. We believe that credit risk is very manageable and it's well-understood. And I will tell you that we have a significant staff on the ground in the Florida market. In a minute I'll kind of go over their geographic distribution, but we have a significant staff on the ground with the capacity to work with BancTrust in working through problem loan and ORE issues.

If you look at the bottom of the page you can see the breakout of BancTrust's loan portfolio and it's very well balanced between C&I, owner occupied CRE and construction land development and one to four family. If you'll look, though at our credit mark, our credit mark in total is about 17 percent. And this was after BancTrust took some significant, write-down in the fourth quarter, marks to their portfolio. I'll point out specifically on C&I about a 13 percent mark there, the biggest issue -- and Trustmark has lived through this, so we know it, we understand it; not a surprise -- but in construction land and development, we have 36 percent mark, we think; although accurate, is very conservative. And our ORE we have it marked almost half of what the carrying book basis is.

So we think we've taken a very prudent but accurate view of the loan portfolio and are well positioned as we move forward.

This next slide gives you a sense for the geographic loan composition.  BancTrust, as you  see, more than half of their loans are out of the Mobile market and that clearly is the market that has the greatest opportunity. They have a seasoned group of lenders there that done a fabulous job. And as you look at specifically construction and land development, it's no surprise that the majority of that portfolio, as it was with Trustmark, when we started through  this crisis or this cycle that we've been through with real estate loans, majority was in the Florida Panhandle market.

So you've got Florida with the majority of the construction land development. If you then move to where we are with non-performing loans, you can see that two thirds of the non-performing loans are in construction and development. And if you look at where they're located, you can see that two thirds of the non-performing loans are in the Panhandle region.

So it's very apparent where the credit problems are. And what's good is it -- we feel like we've marked it accurately but conservatively. And I think the other significant thing that we would point out is that Trustmark has a senior credit officer in the Florida Panhandle. And we have six very experienced and seasoned workout officers that are down there with a capacity to work additional loans. And we have two ORE officers on the ground to help BancTrust work through the disposition of some of the ORE assets.

So we feel like we're very well positioned to assist BancTrust in working through these issues.

And in summary, let me say that, again, we believe that this is a very important and strategic acquisition for Trustmark. It moves us -- it bridges the gap between Mississippi and Florida, moves us into some very attractive Alabama markets. It is financially attractive. We have remained very disciplined in our process as we've looked at this bank and as we've worked through the financials. It is, as I've mentioned, immediately accretive to operating ETS.

The price represents a very modest 5.3 times projected 2013 earnings. The tangible book value dilution is about 4.5 years. I would put a conservative mark in the loan portfolio. Our cost saves at 25 percent are reasonable. We have not assumed any balance sheet gross assumptions in our projections.

As far as the credit risk, we've had five years of experience in the Florida Panhandle market and we've worked through most of those issues and moved them out of our portfolio. And we have the capacity to assist in dealing with those issues in the BancTrust portfolio.

I'll remind you that over the last year, we have done two acquisitions. One of them an FDIC acquisition, in which case we acquired a loan accounting system that allows us to deal with the new purchase accounting rules. And we've now had a year of that under our belt with two different acquisitions. And that will allow us, we think, accuracy in accounting for the various marks on the BancTrust portfolio here.

And we believe that even though we haven't modeled it in our numbers, that there's going to be significant opportunity to provide BancTrust customers with an additional array of products and services that we currently offer to our Trustmark customers.

Overall, we're very excited about this transaction and think it is a very good long-term strategic value add to our Trustmark shareholders.

At this time, I'd like to open it up for any questions that you might have.

Operator:  At this time, we'll begin the question and answer session. To ask a question, you may press * and then 1 using a touchtone telephone. If using a speaker phone, we do ask that you please pick up your handset before pressing the keys to ensure a good sound quality. To withdraw your question, you may press * and then 2.

Once again, in order to ask a question, please press star and one.

And our first question comes from Steven Alexopoulos from J.P. Morgan. Please go ahead with your question.

Steven Alexopoulos:  Hey, good morning, everyone.

Gerard R. Host:  Good morning, Steve.

Steven Alexopoulos:  Maybe I'll start -- what's the IRR on this transaction?

Gerard R. Host:  We basically – try to  target IRR is above 15 percent, and this one meets that criteria, Steve.

Steven Alexopoulos:  Fifteen percent. Okay. Just one thing on the 13 percent mark on the C&I book, is this C&I tied to homebuilders or homebuilder-related? That mark seems pretty big for C&I.

Barry Harvey:  It's not really tied to home builders. It's going to be just operating companies. And we went through this C&I portfolio in great detail and looked at the financial strains and determined the appropriate risk rating to assign and then determine an appropriate PD and LGD for each of the markets and derive the mark on the portfolio.

Steven Alexopoulos:  Okay. And on the $20 million projection for net income for 2013, can you give us some of the major assumptions? I was just looking at the financial of this company and it doesn't look like they've ever been anywhere close to $20 million in net income in a year. Can you give us those assumptions?

Gerard R. Host:  In the projections, and I'll make some comments and then let Louis add to that, number one, we'll make it clear that as we go over the $10 billion mark in the model overall, we model in the Durbin impact here that will hit both Trustmark and BancTrust on the interchange; right. We did not model in any new growth from where they are, but we believe there will be some loan growth in the market to replace some loan runoff and renewals.

We believe that there will be -- that we modeled this in a relatively flat and low interest rate environment. And we modeled in the cost saves associated with the transaction.

So Louis, you want to add any --

Louis E. Greer:  Yeah. I'll add to that, Jerry. You know, certainly with fair value accounting today, you have to fair value your assets as well as your deposits. So therefore, our net interest margin assumption here takes current rate. And I think the margin assumption we've used on the asset base at fair value, I think are margined somewhere around 375 or 380 for BancTrust on a standalone basis going forward.

And as we fair value these loans in the ORE portfolio, certainly will not have to provide for the acquired loans. We'll only have to provide for any new loan moving forward.

So you take out some of the provision assumption looking at the acquired stuff. And as Jerry mentioned, they do have a core non-interest income base of around $16 million. We feel  that flat moving forward but, again, the synergies with the cost saves of $25 million does produce a fairly significant amount of earnings going forward.

So with that, this $20 million we feel is very conservative and at about a $0.24 per share accretion on an  annualized basis. So I feel like these following  assumptions are fairly conservative and accurate moving forward.

Steven Alexopoulos:  Thank you. Just a final question. I don't know this bank that you're buying, but from the outside, I just looked at it,it looks relatively time deposit-heavy; commercial business looks small. The markets don't look as good as what you have today. So it's very clear why they would want to join up with you guys; right? I think that's a no brainer. It's not necessarily as clear to me the attractiveness from your side; right? Particularly when we layer in all the capital that you need to recapitalize the bank, etc.

How do you think about the long term for Trustmark? Is this intended to take you to Georgia? Is that why you'd want to do this kind of deal? Because on its own, I mean, you could bring in your current products to any market; right? I guess I don't see the attractiveness of some of these markets you're going into. It doesn't even look like they have top three share in most of these markets. Maybe give some color on that?

Gerard R. Host:  Yeah. Well, I think that's where you provide the opportunity. In some of the community markets that you see, such as Brewton, Monroeville, Selma, they do have top market share, deposit market share. What we think we can do is we can bring product and services in there that they may not have had. We think we can bring some scale in the Mobile market where they may not have the capital to support some of their larger relationships. Many of the loan officers in the Mobile market have come from larger organizations and clearly have the ability to lend to larger commercial relationships.

As far as we can go anywhere and expand our product offering, I don't know that I agree with that, Steve. I think you have to have a customer base that is serviced by a good group of people. And that's something that we found here. You supply them with and arm them with some products -- enhanced products and services that they can provide, such as treasury management products; a more robust offering of mortgage products. I think all of those things help to enhance the ability to grow revenue.

As far as the comment, the moving into Georgia, to be determined. We believe that, especially the South Alabama-Mobile region, is one that is going to experience growth over the upcoming years. And we think that we can be part of that.

The market is also in a situation where there has been acquisitions by a lot of very large regional or national organizations. And the need for an organization that is run like a group of community banks, super community is how we view ourselves. Where there's still a lot of local market say so, it's very important and allows us to take advantage of growing in those markets.

So we believe that this fits in with the philosophy and strategy and profile of the banking operation that we know and understand. Both mid-size communities, like Mobile, like Montgomery, those are similar to Jackson, similar to what we have here in the way of Brookhaven, Tupelo. And we think we know how to run those kind of markets and do extremely well with them. So that's the attractiveness to us.

Steven Alexopoulos:  Okay. Thanks for taking my questions.

Gerarld R. Host:  Thank you.

Operator:  Once again, if you would like to ask a question, please press * and then 1 using a touch-tone telephone. And to withdraw your question, you may press * and then 2.

Our next question comes from Dave Bishop from Stifel Nicolaus. Please go ahead with your question.

Dave Bishop:  Yeah. Good morning, gentlemen. Like Steve, don't know BancTrust that well, but noticed the fairly sizable securities. But what's the outlook for that over the near term? Is that going to be sort of used from a liquidity perspective addressing some of those higher cost time deposits?

Gerard R. Host:  Dave, we have factored a run off and we've done a deep look at their investment portfolio, factored that into the model. Do not see that it's significantly different than what we have. As far as any type of shrinkage of the book versus  where they are in the funding side, I think that's something we'll look at as lower yielding securities come off and there are higher deposits on there. Certainly, we can take a look and see if there's adjustments that will  need to be made there.

But the overall size of the book, the composition, all that was factored into our modeling that we did.

Dave Bishop:  Got you. And in terms of sort of the revised outlook, I guess, just for aggregate loan growth,you had mentioned some of the more attractive markets in Alabama. I don't know in terms of guidance or your view there, but just from a big picture perspective, what's the sort of thinking in terms of loan growth  now overall for 2012 and 2013 as we're heading forward?

Gerard R. Host:  Well, what we've modeled is, no loan growth out of the BancTrust portfolio because, like us, they're going to be going through a period of time that, as they work through these OREs, you may actually see certain aspects of the portfolio that will decrease in size.

So we would anticipate that we will be working very closely with them on the problem assets and disposition. And they can refocus their efforts on some loan growth. But the economy, overall, is very slow and we've talked about this on calls before. We think that in the Trustmark portfolio, most of our opportunity this year is going to be out of the Texas market. Overall for Trustmark, we think will be in the low to middle single digit growth numbers. But we have modeled BancTrust with a flat loan portfolio scenario.

Dave Bishop:  Got you. And then, just more -- in terms of the discount you mention in terms of the effect on the NIM. Any sort of estimate in terms of what that could be over the near term?

Gerard R. Host:  We like to be careful. We've stated that our NIM, by year end, on average, is going to be about 4 percent. This deal won't close till fourth quarter so it won't have significant impact on '12 or '13.We have factored it in with what Louis was saying, somewhere in the 370-ish range. And that's where we come up with this approximately $20 million in earnings growth.

Dave Bishop:  Great. Thank you.

Gerard R. Host:  Thank you.

Operator:  Once again, if you would like to ask a question, please press star and then one using a touchtone telephone. Our next question comes from Peyton Green from Sterne Agee. Please go ahead with your question.

Peyton Green:  Yes. Good morning. With regard to the EPS guidance, I think, Louis, you mentioned it was $0.24. And if I'm doing the math right, $20 million in operating net income divided by your pro forma share count's closer to $0.30. What other adjustments make up the difference between $0.30 and $0.24? Is there amortization that's not included in the operating number?

Louis Greer:  No. We've included all of the amortization for the CDI and all the transaction expenses, Peyton. I don't know how you calculated that, but certainly around $0.24 is the accretion that we calculate per share.

Peyton Green:  Okay. Great. And then, Jerry, to what degree would this limit your ability to do more acquisitions; and if so, over what timeframe?

Gerard R. Host:  Well, our primary focus, Peyton, is going to be on the incorporation of BancTrust into Trustmark and ensuring that there is a smooth transition, that we do everything we can to take care of the BancTrust customers and the BancTrust associates as we step through this.

So that's going to be our primary focus. If there are opportunities that arise, as I mentioned in our capital position, if the opportunities arise, certainly we will look at them. But for right now, our focus is going to be on working through the consolidation of BancTrust and Trustmark.

Peyton Green:  Okay. Great. Thank you.

Gerard R. Host:  Thank you.

Operator:  And our next question comes from Blair Brantley from BB&T. Please go ahead with your question.

Blair Brantley:  Good morning, guys. Question on the construction portfolio. Do you have a more detailed breakout as to how much is in overall land versus completed construction?

Gerard R. Host:  I don't have a breakdown to give to you today as far as what makes that up. It's going to be -- the majority of it is going to be in land development and then, of course, the majority of that is going to be down, as you say, down in the Florida Panhandle. But as far as an actual breakdown between them, I do not. But that's -- the majority is going to be land and development. And then, it's going to be down in the Florida market.

Blair Brantley:  Okay. And then, the final question. On the transaction cost, about $14 million, was there anything out of the ordinary in that number?

Gerard R. Host:  No.

Blair Brantley:  Outside of legal investment banking or anything like that?

Gerard R. Host:  No, Blair. We just took the one-time charges related to severance and so forth. So those are all normal one-time expenses associated with an acquisition.

Blair Brantley:  Okay. Thank you very much.

Gerard R. Host:  Thank you.

Operator:  And at this time, it's showing no additional questions. I would like to turn the conference call back over to management for any closing remarks.

Gerard R. Host:  Right. Thank you, Operator. We'd like to thank you all for joining us in the conference call this morning. We're very excited about this transaction and look forward to joining forces with the BancTrust people, working with them to bring new products and services to their customer base. And we believe that this a real positive for Trustmark and its shareholders moving forward.

So thank you for joining us and we appreciate your interest in Trustmark.

Operator:  The conference is now concluded. We thank you for attending today's presentation. You may now disconnect your telephone lines.